May 22, 2025

Jeffrey Parker
Chief Executive Officer
PARKERVISION INC
4446-1A Hendricks Avenue, Suite 354
Jacksonville, Florida 32207

        Re: PARKERVISION INC
            Registration Statement on Form S-3
            Filed May 20, 2025
            File No. 333-287427
Dear Jeffrey Parker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Paul Lucido